Citigroup Global Markets Inc.

338 Greenwich Street

New York, New York 10013

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

As Representatives of the several Underwriters

February 25, 2021

VIA EDGAR

Karina Dorin

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TCW Special Purpose Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-252775)

Dear Ms. Dorin:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of TCW Special Purpose Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on March 1, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that approximately 500 copies of the preliminary prospectus dated February 24, 2021 (the “Preliminary Prospectus”) are expected to be distributed to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Mark Gracia
Name: Mark Gracia
Title: Director

[Signature Page to Acceleration Request Letter]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Acceleration Request Letter]